Exhibit 99.4

Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

MEMORANDUM OF AGREEMENT
Dated: August 5th 2009
Salvatore LaMonica as Chapter 7 Trustee of the estate of Yucatan Marine Ltd. hereinafter called the Sellers, have agreed to sell, and Adventure Twelve S.A. of Monrovia, Liberia hereinafter called the Buyers, have agreed to buy
Name: Yucatan
Classification Society/Class: NK

Built: September 1996	By: Malkai Zosen Corp. — Betoda
Flag: Liberian	Place of Registration: Monrovia, Liberia
Call Sign: A8OF7	Grt/Nrt: 17,997 / 10,222
Register Number: 9146819
hereinafter called the Vessel, on the following terms and conditions:
Definitions
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase price in Clause 1 and in the place of closing stipulated in Clause 8.
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.
“Classification Society” or “Class” means the Society referred to in line 4.
1. Purchase Price USD 11,000,000.00 (United States Dollars Eleven) cash on delivery less 3% total commission (1% Intermodal Shipbrokers, 1% Compass Maritime Services, 1% Falcon Maritime)
2.	Deposit
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days from the date of signing of this Agreement by fax/email, which to be signed promptly after Agreement of main terms by fax or email. The Buyers are to countersign a telefax copy of the MOA within one (1) working day of receipt of same signed on behalf of Sellers. This deposit shall be plces with Sellers nominated bank, Union Bank of California, Los Angeles.
~~and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers~~
3.	Payment
~~The said~~ The deposit shall be released and the balance Purchase Price shall be paid in full free of bank changes to Union Bank of California, Los Angeles
1980 Saturn Street
Monterey Park, CA 91755

Beneficiary Bank Routing #(ABA):	122000496
Beneficiary Bank Name:	Union Bank of California — Los Angeles
Beneficiary Account Number:	2131288876
Beneficiary Account Name:	Salvatore LaMonica, Esq., Chapter 7 Trustee of the Estate of Yucatan Marine Ltd.

1

On delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.
4.	Inspections

a)*	The Buyers have inspected and accepted the Vessels’ classifications records. The Buyers have waived their rights to physically inspect the vessel. ~~also inspected the Vessel at/in~~
      ~~on~~
~~and have accepted the Vessel following this inspection and the~~ Thus this sale is outright and definite, subject only to the terms and conditions of this Agreement.

b)*	~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~
~~The Sellers shall provide for inspection of the Vessel at/in~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~
~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.~~

~~*~~	~~4a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.	Notices, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 10 days approximate notice and 3, 2, 1 days of definite notice of the estimated time of arrival at the intended place of drydocking/underwater inspection/delivery.When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat at a safe and fully accessible berth or anchorage at/in USG
in the Sellers’ option.
Expected time of delivery: August 17th - 31st 2009 in Sellers option.

Date of cancelling (see Clauses 5C), 6b) (iii) and 14): August 31st 2009 in Buyers option.

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either canceling this Agreement in accordance with Clause 14 within 7 running days of receipt of this notice or of accepting the new date as the new cancelling date. If the Buyers have not declared the option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Drydocking/Divers Inspection — See Clause 17

~~a)**~~	 ~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation.*~~

~~b)**~~	~~(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~
~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation.* In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.~~
~~(iii) If the Vessel is to be drydocked pursuant to Clause 6b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5b). Once drydocking has taken place, the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause5b) shall be extended by the additional time required for the drydocking and extra cleaning, but limited to a maximum of 14 running days.~~

~~a)~~	~~If the Vessel is drydocked pursuant to Clause 6a) or 6b) above.~~
~~(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, these parts shall be renewed or made good at the Seller’s expense to the satisfaction of the Classification Society without condition/recommendation*.~~
~~(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.~~
~~(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers~~

~~shall pay the aforesaid expenses dues and fees.~~
~~(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~
~~(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted a their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3 whether the Vessel is in drydock or not and irrespective of Clause 5b).~~

~~*~~	~~Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not be taken into account.~~

~~**~~	~~6a) and 6b) are alternatives, delete whichever is not applicable. In the absence of deletions, alternative 6a) to apply.~~

7.	Spares/bunkers, etc.
The Sellers shall deliver to Vessel to the Buyers with everything belonging to her on board. There are not spares or any other items ashore or on order. ~~and on~~
~~shore All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be~~
~~excluded. Forwarding charges, if any, shall be for the Buyers account.~~The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale as well as the following additional items (including items on hire). There are no hired equipments on board except for Oxygen / Freon / Acatylon bottles.
The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay TBA $/MT IFO, TBA $/MT MDO and Sellers contract price at the port of delivery for Lubricating oils~~. the current nol market price (excluding barging expenses) at the port and date of delivery of the Vessel.~~
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
8.	Documentation
The place of closing: Sellers’ nominated place of closing.
Within 5 running days after deposit is lodged the Buyers will make known to Sellers the Documentation required by the intended Flag requirements. Such documents to be agreed in the form of an Addendum which will be incorporated in the MOA.
~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~
~~a)~~	~~Legal Bill of Sale in a form recordable in (the country which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

~~b)~~	~~Current Certificate of Ownership leased by the competent authorities of the flag state of the Vessel.~~

~~c)~~	~~Confirmation of Class issued within 72 hours prior to delivery.~~

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery or, in the event that the registry does not on a matter of practice lease each documentation immediately, a written undertaking by the Sellers to affect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Byers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages, taxes and maritime or other liens or any other debts or claims. ~~whatsoever. The Sellers hereby undertake~~
~~to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to time of delivery.~~
10.	Taxes, etc.
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.
11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over “as is”/ “where is”. ~~as she was the time of inspection, fair wear and tear excepted.~~
However, the Vessel shall be delivered with her class maintained without condition/recommendation* (except recommendation on Vvessels propeller per latest NK class printout provided by the Sellers), notations, conditions of class and free of average damage affecting the Vessel’s class, and with her classification certificates. ~~and~~
~~national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery.~~
The Vessel to be delivered with survey due September 2009.
“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4a) or 4b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers’ default
Should the deposit not be paid in accordance with Clause 2 the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
~~Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.~~
15.	Buyers’ representatives
After this Memorandum of Agreement has been signed by both parties and the ten per cent (10%) deposit has been lodged, the Buyers have the right to place two four representatives on board the Vessel at their sole risk and expense ~~upon arrival at ___on or about ___.~~

These representatives are on board fro the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and their representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.
16.	Arbitration

~~a)*~~ 	 ~~This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or~~
~~re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.~~

b)*	This Agreement shall be governed by and construed in accordance with Title 9 / Title 11 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons of new York, one to be appointed by such of the parties, hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, the Agreement may be made a rule of the Court.

The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc., New York.

~~c)*~~ 	~~Any dispute arising out of this Agreement shall be referred to authorities at ___ subject to the procedures applicable there. The laws of ___shall govern this Agreement.~~

~~*~~	~~[16a), 16b) and 16c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16a) to apply.]~~

Clause 17. No Drydocking. However, the buyers have the right to carry out an inspection of the vessel’s underwater parts with divers prior to the delivery of the vessel. When the buyers choose to exercise this right, then the buyers shall arrange at their expense, inspection of the underwater parts by a class approved diver in the presence of a representative of both the Buyers and the Sellers, together with a class surveyor, who is to be to be arranged by the Sellers.
The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the classification society. If the conditions at the place of delivery are unsuitable for such inspection, then the Sellers shall make the vessel available at a suitable alternative place nearby, at their own expense. Should such movement delay the vessel beyond the cancelling date, then same shall be extended to allow for this inspection.
If any damage is found to the vessel’s underwater parts, which in the opinion of the class surveyor affects the vessel’s clean class, then:
(a) If class requires immediate drydocking of the vessel, then the drydocking clause 6(b) of the NSF 93 to be fully re-instated in the MOA and the vessel is to be dry docked accordingly at the Sellers’ expense. The Buyers shall then have the right to carry out their own works at their risk and expense and without causing any delays to the Sellers’ work and not to interfere with same. The Buyers have the right to attend the dry docking without interfering with the Sellers’ or the class surveyors’ work.
(b) In the case of a class recommendation calling for repair of such defects at a later stage or at the next class scheduled drydocking, then the Sellers shall pay the buyers a mutually agreed lump sum compensation figure covering the cost of such works. If a figure cannot be mutually agreed then Buyers and Sellers to both obtain a quotation for the repairs from a first class shipyard near to the delivery port and the compensation is to be the average of these 2 quotations.
Clause 18. The sale of the vessel as contemplated by this MOA is subject to the approval of the United States Bankruptcy Court for the Southern District of New York (the “Court”) in connection with the bankruptcy action filed by Yucatan Marine, Ltd., Case No. 09-14014. Seller acknowledges and agrees it will hold the sum of USD $1.1 million as a deposit (the “Deposit”) in escrow pending (i) the satisfaction of all conditions set forth herein, and (ii) the approval by the Court of the sale of the Vessel upon the terms set forth in this MOA. If the Court rejects the sale of the Vessel upon the terms set forth in this MOA, or Court approval is not received within 10 days after the date of execution of this MOA as set forth on the signature page hereto (the “Termination Date”), the Seller agrees to return the Deposit, including all interest accrued thereon, to the Buyer not later than the business day following the date of such rejection or the Termination Date, as the case may be, by wire transfer of funds to and account designated by Buyer.
Clause 19. Sellers obligations of this Agreement are subject to the approval of the bankruptcy court.

For the Sellers:	For the Buyers:

/s/ illegible	/s/ Ion G. Varouxakis
Name: illegible	Name:	Ion G. Varouxakis
Title: DLA Piper LLP (US)	Title:	Attorney-in-fact

As Agent and Counsel for Salvadore	Date: 5 August 2009.
LaMonica Chapter 7 Trustee for Yucatan
Marine Ltd.
Date: August 5, 2009